Mail Stop 4561

December 19, 2007

Kevin L. LaLuzerne
Senior Vice President,
Chief Financial Officer
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235

      Re: **Baylake Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Period Ended September 30l, 2007
              File No. 0-8679

Dear Mr. LaLuzerne:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to the Consolidated Unaudited Financial Statements

Allowance for Loan Losses, page 11

1.   We note that you recorded a $5.9 million provision for loan losses during the quarter ended March 31, 2007, which increased the level of your allowance by more than 40% from December 31, 2006. You disclose that the significant increase in your provision was attributable to enhancements to your overall credit process and recent changes with several problem loans. Please provide us with the following information related to these additional loan impairments:

- Provide us with a time line describing the facts and circumstances concerning the loan impairments, including, but not limited to, when the loans were determined to be impaired as defined by paragraph 8 of SFAS No. 114, and when the collateral was determined to not be sufficient to cover the outstanding principal on these loans;

- Identify and describe in reasonable detail the nature and extent of new events that occurred or additional experience/information obtained since year-end that led to the impairment determinations; and

- Explain how you determined the timing of recording a provision for these loan impairments and why recognition in earlier periods was not required.

2.   As a related matter, please explain to us and revise your MD&A in future filings to clarify what you mean when you disclose that the calculation of the provision for loan losses took into account "changes in management philosophy." Address the following in your response and revised disclosures:

- Explain whether these changes in management philosophy and the enhancements to your overall credit process ultimately resulted in a change to your loan loss methodology, and if so, please describe your basis for changing your methodology and highlight the key changes that were made; and

- Describe in specific detail qualitatively and quantitatively the impact that the enhancements to your credit process had on increasing your provision for loan losses during the first quarter of 2007.

Management's Discussion and Analysis

Risk Management and the Allowance for Loan Losses, page 23

3.   Please revise your MD&A in future filings to provide comprehensive and
        transparent disclosures of the trends and developments that are affecting the credit
        quality of your loan portfolio and the resulting impact on your determination of
        the allowance for loan losses. Address the following in your revised disclosures:

        •   Describe the underwriting policies for the major types of loans that you
            originate (e.g. requirements for loan-to-value ratios, collateral requirements,
            etc.) and whether there have been any changes in those policies during the
            periods presented;

        •   Discuss the reasons for the changes in asset quality and quantitatively and
            qualitatively explain how those changes have affected the level of the
            allowance and the provision recorded during the periods presented;

        •   Clearly explain the period-to-period changes in specific elements of the
            allowance and discuss the extent to which actual experience has differed from
            original estimates. The reasons for changes in management's estimates should
            indicate what evidence management relied upon to determine that the revised
            estimates were more appropriate and how those revised estimates were
            determined; and

        •   To the extent that you have made changes to your allowance methodology,
            describe both your previous and revised allowance methodology on a
            comparative basis highlighting the changes made, explain the reasons for such
            changes and quantify the impact on the level of your allowance and the
            provision recorded during the periods presented.

                                    *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Angela Connell
Reviewing Accountant